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                                                                  Exhibit (H)(6)

                                 Columbia Funds
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                   CLASS R SHARES ADMINISTRATIVE SERVICES PLAN

     Section l. Columbia Funds Services, Inc. ("CFSI"), the shareholder servicing and transfer agent of each Trust or Company listed on the attached schedule (each, a "Trust"), is authorized to execute and deliver, in the name and on behalf of the Trust or series thereof listed on the attached schedule (each, a "Fund"), written agreements ("Servicing Agreements") with plan administrators or other intermediaries ("Service Organizations") which administer or provide services to qualified benefit plans that purchase Class R shares of the Funds ("Shares"). Pursuant to said Servicing Agreements, the Service Organizations may: (a) act, directly or though an agent, as the shareholder of record and nominee for qualified benefit plans investing in Shares of the Funds; (b) maintain account records for each plan participant that beneficially owns Shares of the Funds; (c) process orders to purchase, redeem and exchange Shares of the Funds on behalf of plan participants, and handle the transmission of funds representing the purchase price or redemption proceeds; and (d) address plan participant questions regarding their accounts and the Funds. In consideration of the Services provided under a Servicing Agreement, CFSI may pay the Service Organization an administrative services fee at an annual rate of up to 0.25% of the average daily net asset value of the Shares attributable to such Service Organization. CFSI may collect such fees directly from the Funds for payment to Service Organizations pursuant to the Servicing Agreements. All fees payable by a Trust under this Plan with respect to Shares of a particular Fund shall be payable solely out of the assets of the Fund's Shares and no other class of shares of the Fund shall be responsible for such fees.

     Section 2. CFSI shall monitor the arrangements pertaining to the Funds' Servicing Agreements with Service Organizations in accordance with the terms of the Shareholders' Servicing and Transfer Agent Agreement between CFSI and the applicable Trust.

     Section 3. Unless sooner terminated, this Plan shall continue until October 31, 2004 and thereafter shall continue automatically for successive annual periods provided such continuance is approved at least annually by a majority of the Board of Trustees/Directors, including a majority of the trustees/directors who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to this Plan (the "Disinterested Trustees").

     Section 4. This Plan may be amended at any time with respect to the Fund by the Board of Trustees/Directors, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in
Section 3.

     Section 5. This Plan is terminable at any time with respect to any Fund by vote of a majority of the Disinterested Trustees.

     Section 6. This Plan has been adopted by each Trust listed on the Schedule as of February 10, 2004.

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                                    SCHEDULE

Columbia Funds Services, Inc. is the Shareholders' Servicing and Transfer Agent for the following funds initially having Class R shares:

Columbia Funds Trust III:
   Columbia Mid Cap Value Fund

Columbia Funds Trust V:
   Columbia Large Company Index Fund

Columbia Funds Trust VI:
   Columbia Growth & Income Fund
   Columbia Small Cap Value Fund

Columbia Funds Trust VIII:
   Columbia Intermediate Bond Fund

Columbia Funds Trust XI:
   Columbia Growth Stock Fund
   Columbia Small Company Equity Fund

Columbia High Yield Fund, Inc.
Columbia Short Term Bond Fund, Inc.
Columbia Mid Cap Growth Fund, Inc.